EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Western Digital Corporation on Form S-8 pertaining to the Western Digital Corporation Amended and Restated 2004 Performance Incentive Plan of our report dated July 29, 2004 related to the consolidated balance sheets of Western Digital Corporation and subsidiaries as of July 2, 2004 and June 27, 2003 and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended July 2, 2004, and the related financial statement schedule, which report appears in the July 2, 2004 annual report on Form 10-K of Western Digital Corporation.

/s/ KPMG LLP

Costa Mesa, California
February 1, 2005